UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 13, 2005 — Please be advised that the 4th Annual General Meeting of Shareholders of Mitsubishi Tokyo Financial Group, Inc. will be held as described below.

1.	Date of Meeting:	Wednesday, June 29, 2005

2.	Place of the Meeting:	Head Office of The Bank of Tokyo-Mitsubishi, Ltd. at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

3.	Matters to be dealt with at the Meeting:

Matters for Reporting:

1.	Report on the Non-Consolidated Balance Sheet as of March 31, 2005, and the Non-Consolidated Statement of Income and the Business Report for the 4th Business Term (from April 1, 2004 to March 31, 2005).

2.	Report on the Consolidated Balance Sheet as of March 31, 2005, the Consolidated Statement of Operations for the 4th Business Term (from April 1, 2004 to March 31, 2005), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors.

Matters for Resolution:

First Item of Business	Approval of the Proposed Appropriations of Retained Earnings and Other Capital Surplus for the 4th Business Term

Second Item of Business	Partial Amendments to the Articles of Incorporation

Third Item of Business	Approval of the Proposed Merger Agreement between the Company and UFJ Holdings, Inc.

Fourth Item of Business	Election of 4 (four) Directors

Fifth Item of Business	Election of 2 (two) Corporate Auditors

Sixth Item of Business	Granting of Retirement Gratuities to Retiring Directors and Corporate Auditors